Exhibit 1.01
APPLIED MICRO CIRCUITS CORPORATION
Conflict Minerals Report
For the Year Ended December 31, 2015
Applied Micro Circuits Corporation (“AppliedMicro,” the “Company,” “we,” “us,” or “our”) has included this Conflict Minerals Report as an exhibit to our Form SD as required by Rule 13p-1 under the Securities Exchange Act of 1934 as amended, and Form SD (collectively, the “Conflict Minerals Rule”), with respect to the calendar year ended December 31, 2015.
About AppliedMicro’s Business
AppliedMicro is a global leader in silicon solutions for next-generation cloud infrastructure and data centers, as well as connectivity products for edge, metro and long haul communications equipment. We are a “fabless” semiconductor company, meaning that we do not own our own manufacturing facilities and rely on third-party contractors to manufacture, assemble, test and package our products, as well as to procure third party materials (e.g. substrates) which are incorporated into our products. In this report, these third parties are referred to as our “suppliers.”
Our products include the X-Gene® ARM® 64-bit Server on a ChipTM solutions, designed for cloud data center and enterprise applications. Our connectivity products include framer/mapper devices for Optical Transport Network equipment and physical layer (“PHY”) devices that transmit and receive signals in a very high-speed serial format. Our embedded computing products, including our ARM-based HeliX products, are deployed in applications such as control- and data-plane functionality, wireless access points, residential gateways, wireless base stations, storage controllers, network attached storage, network switches and routing products, and multi-function printers. For a further discussion of our products, see our Annual Report on Form 10-K for the fiscal year ended March 31, 2016, available on the website of the Securities and Exchange Commission ("SEC") at www.sec.gov.

The Conflict Minerals Rule
The Conflict Minerals Rule was adopted by the SEC to implement reporting and disclosure requirements related to so-called “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Conflict Minerals Rule was adopted in response to violence and human rights abuses taking place in the Democratic Republic of the Congo (the “DRC”) and its adjoining countries, where so-called “Conflict Minerals” may be mined or processed, and may be funding armed groups in those countries. For purposes of the Conflict Minerals Rule, and as used in this report, (i) “Conflict Minerals” are currently defined as columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals, and (ii) an “armed group” is an armed group that is identified as a perpetrator of serious human rights abuses in annual Country Reports on Human Rights Practices under sections 116(d) and 502B(b) of the United States Foreign Assistance Act of 1961 relating to the DRC or an adjoining country.
The Conflict Minerals Rule imposes certain reporting obligations on SEC reporting companies such as us, where the products that they manufacture or contract to manufacture may contain “Conflict Minerals” that are necessary to the products’ functionality or production. These requirements apply to SEC reporting companies even if the Conflict Minerals used in their products do not fund armed conflict.
The first reporting period under the Conflict Minerals Rule was the calendar year ending December 31, 2013. This Conflict Minerals Report is intended to provide the SEC-required disclosures in respect of the period ended December 31, 2015. We plan to make annual filings of this type for so long as required by SEC rules and regulations.
Due Diligence Program
In response to the Conflict Minerals Rule, we designed due diligence measures relating to Conflict Minerals that we believe conform, in all material respects, with the applicable criteria set forth in the Organisation for Economic Co-operation and Development’s (the “OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition (the “OECD Guidance”). The OECD Guidance sets forth a due diligence framework with the goal of helping companies to avoid contributing to armed conflict and other human rights abuses through their mineral sourcing practices. For more information about the OECD Guidance, please see the copy that OECD makes publicly available on their website, www.oecd.org. This reference is made for general information only, and the contents of that website are not incorporated by reference into this report.
Our due diligence program has included a reasonable country of original inquiry ("RCOI"). The RCOI includes our reasonable review of Conflict Minerals in smelters relevant to our products in regions where there have been potential armed conflicts involving Conflict Minerals. Under Conflict Minerals Rule due diligence industry standards, the RCOI may be satisfied by obtaining reasonably reliable representations from our suppliers indicating based on their actual inquiries and/or as published on the suppliers' respective websites based on standards announced by the EICC as described below, that the smelter facilities and locations at which Conflict Minerals were processed are in compliance with the Conflict Minerals Rule and/or demonstrating that Conflict Minerals in question did not originate in a covered country under the Conflict Minerals Rule. In the event that we determined that a supplier's smelter might be in potential violation of the Conflicts Mineral Rule, we have notified such supplier and we have required the supplier to either reasonably explain the compliance of such smelter or to remove such smelter from such supplier's list of smelter suppliers.
In furtherance of our Conflict Minerals due diligence, we implemented the following measures in respect of the calendar year ended December 31, 2015.
Staffing and Management System; Risk Assessment
We have a multidisciplinary team of personnel, including members of our supply chain/operations staff and internal legal counsel, to further our efforts to comply with SEC reporting requirements and Conflict Minerals due diligence efforts. Our supply chain/operations staff identified the suppliers for which due diligence appeared appropriate, with a focus on the likelihood that Conflict Minerals are contained in products that we contract to have them manufacture for us. Our staff also considered the fact that all of the relevant suppliers are believed to be among the most commonly used suppliers of similar manufacturing, assembly, testing and packaging services to the worldwide semiconductor industry. Our staff further reviews closely, the reports published by our suppliers on their respective websites intended to comply with the Conflict Minerals Rule under OECD Guidance. Our staff also consulted with the other members of this multidisciplinary team concerning our due diligence efforts.
We decided to continue to utilize the Conflict Minerals Reporting Template developed by the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative (the “EICC/GeSI Template”) to make inquiries of the suppliers deemed most likely to be relevant. We believe that the EICC/GeSI Template is in widespread use for these purposes in our industry. From the website of the Electronics Industry Citizenship Coalition ("EICC") as frequently updated from time to time, we have developed and updated our own smelter list, engaged in RCOI and other due diligence based on OECD Guidance as described above, and have communicated with our suppliers to confirm the compliance of smelters relevant to our products with the Conflict Minerals Rule.
Approach to Identified Risks
We requested and required that the identified suppliers submit to us a completed EICC/GeSI Template. We received responses from all of those suppliers, and we have reviewed all such responses. We also reviewed the relevant suppliers’ publicly available Conflict Minerals policies or related corporate social responsibility information, where available, to further assist in our risk assessments. Finally, we have reviewed reports that we believe are responsive to our requests and requirements that are published by our suppliers on their respective websites.
Third-Party Audits
The OECD Guidance contemplates independent third-party audits of supply chain due diligence at identified points in the supply chain. In some cases, suppliers’ EICC GeSI Templates indicated that a potentially relevant smelter or refiner of Conflict Minerals is on the list maintained by the EICC/GeSI Conflict-Free Sourcing Initiative, which is designed to identify smelters and refiners that have undergone third-party review with respect to the sourcing of Conflict Minerals. In those cases, we confirmed that the identified facility is on such list. However, we do not have a direct relationship with smelters and refiners of minerals or metals used in our products, and we did not conduct third-party audits of those smelters and refiners or of the mines or other entities supplying them. We also did not engage a third-party auditor to audit our suppliers, our due diligence procedures, or the results of our due diligence.

Reporting on Supply Chain Due Diligence
The OECD Guidance also contemplates reporting on supply chain due diligence. We have filed a Form SD and this Conflict Minerals Report for calendar year 2015 with the SEC, and we have made this Conflict Minerals Report publicly available on our corporate website.
Due Diligence Findings
As noted above, as a fabless semiconductor company, we do not have direct relationships with the smelters and refiners of minerals or metals used in our products, and our due diligence processes are subject to inherent limitations based on the necessity of seeking information from our direct suppliers, and those suppliers seeking information within their own supply chains.

We were not able to determine, after exercising the due diligence described above, the sources of all Conflict Minerals necessary to our products’ functionality or production, or whether or not any such Conflict Minerals may have, in fact, directly or indirectly financed or benefitted armed groups in the DRC or an adjoining country.
We endeavored to determine the location of origin of the Conflict Minerals contained in our products by requesting that the selected suppliers provide us with completed EICC/GeSI Templates which have been updated and amended during calendar year 2015. Further, we have received and reviewed responses from our suppliers in response to our inquiries. However, our suppliers’ responses did not identify all smelters and refiners of potentially relevant Conflict Minerals, and in a limited number of cases, the suppliers were uncertain as to the country of origin of those Conflict Minerals. In addition, the suppliers’ responses addressed their operations and supply chain across all customers in our industry rather than representing a product-by-product analysis specific to our particular products. For these reasons, we were unable to identify all of the facilities that were used to process the Conflict Minerals that may have been necessary to the functionality or production of our products in calendar year 2015, or to determine the relevant countries of origin of such Conflict Minerals.
Risk Mitigation Plans for Calendar Year 2016
We intend to take the following additional steps to mitigate the risk that our necessary Conflict Minerals will finance or benefit armed groups in the DRC or adjoining countries during calendar year 2016:
1. Encourage and require suppliers that provided information for calendar year 2015 to provide relevant information for calendar year 2016 to us, through ongoing communications and outreach with these suppliers as well as the continued development of our smelter list based on information available and frequently updated or revised on the EICC's website.
2. Assess the potential relevance of Conflict Minerals issues to existing and new suppliers, and where applicable, conduct due diligence regarding the supply chain for our products with those suppliers. We anticipate that we will continue to rely primarily on the EICC-GeSI Template for our supplier inquiries (using the form of such EICC-GeSI Template as updated or revised in calendar year 2016), although we may consider alternative or supplemental questionnaires as practices evolve in this area.
3. Communicate to existing and new potentially relevant suppliers our sourcing expectations, including through the dissemination of our Conflict Minerals Policy to them either directly or by reference to our website. In addition, if we have reason to believe that existing or new potentially relevant suppliers do not appear to understand the requirements of the Conflict Minerals Rule or its underlying public policy goals, we plan to work with them to provide them with further information concerning the rule and the principles underlying its adoption as well as to require their compliance with the Conflict Minerals Rule.
4. Monitor and respond to updates and changes if any that are made to the Conflict Minerals Rule, and monitor leading industry groups in the semiconductor product industry which share information and advice on Conflict Minerals Rule